 Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statements of Jerash Holdings (US), Inc. on Form S-3 (File No. 333-231395, File No. 333-258447, and File No. 333-264265) and the Registration Statements on Form S-8 (File No. 333-223916 and File No. 333-255028) of our report dated June 27, 2022, with respect to our audit of the consolidated financial statements of Jerash Holdings (US), Inc. as of March 31, 2022 and for the year ended March 31, 2022, which report is included in this Amendment No. 1 to the Annual Report on Form 10-K of Jerash Holdings (US), Inc. for the year ended March 31, 2023. We resigned as auditors on September 20, 2022 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements for the periods after the date of our resignation.

/s/ Friedman LLP

Friedman LLP

New York, New York

October 5, 2023